FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  19 June 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                    Appointment of new Non-Executive Director

(London - 19 June 2007) International Power announces the appointment of Mr Alan Murray (54) to the Board as a Non-Executive Director. The appointment will take effect from 1 July 2007.

Alan Murray is the Chief Executive of Hanson PLC, a position he has held since April 2002. Alan joined Hanson in 1988 and held various positions prior to his appointment as Chief Executive, including Finance Director of Hanson PLC and Chief Executive of Hanson Building Materials America.

Sir Neville Simms, Chairman of International Power said "The Board is very pleased to announce Alan's appointment. He brings wide-ranging international operational experience, which will be extremely valuable to the group."

For further information please contact:

International Power

Investor & Media Contact:
James Flanagan
Telephone: +44 (0)20 7320 8869


Notes to Editors

Mr Murray serves on the National Stone, Sand and Gravel Association Board in the USA. There are no disclosures to be made under rule 9.6.13(2) to (6) of The Listing Rules.

About International Power

International Power plc is a leading independent electricity generating company with 29,613 MW gross (18,375 MW net) in operation and 933 MW gross (312 MW net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary